Mail Stop 3561

January 7, 2009

Paul S. Viviano, Chairman and CEO
Alliance Imaging, Inc.
1900 S. State College Blvd., Suite 600
Anaheim, California 92806

> **Re:** **Alliance Imaging, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 12, 2008**
> **File No. 001-16609**

Dear Mr. Viviano:

      We have reviewed your response to our previous letter and have the following comment. In our comment we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should also comply with the remaining comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement Filed April 16, 2008
Executive Compensation, page 25
Performance-Based Compensation, Annual Cash Bonus Opportunity, page 28

1.   We note your response to comment three of our letter dated November 20, 2008 and we reissue the comment. Please clarify whether you will disclose the specific performance targets used to determine bonuses and other incentive-based compensation for your named executive officers under the Executive Incentive Plans in future filings. If you will seek, or potentially will seek, to omit these specific targets in the next fiscal year by providing us a supplemental analysis pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please supplementally provide us, within the timeframe below, the

performance-based targets for fiscal year 2007 or your supplemental analysis as to why its disclosure would cause substantial competitive harm. Further, please clarify the "specific performance objectives" for Mr. Joyce for the fiscal year 2007 to us supplementally or provide us an analysis why its disclosure would cause substantial competitive harm pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, please contact Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Howard K. Aihara, CFO
       Fax: (949) 242-5377